EXHIBIT 99.1

EBA reports on outcome of 2023 EU-wide stress test

EBA reports on outcome of 2023 EU-wide stress test

ING Group was subject to the 2023 EU-wide stress test conducted by the European Banking Authority (EBA), in cooperation with the European Central Bank (ECB), the European Systemic Risk Board (ESRB) and De Nederlandsche Bank.

ING Group notes the announcements made today by the EBA on the stress test and acknowledges the outcomes of this exercise.

The 2023 EU-wide stress test does not contain a pass/fail threshold and instead is designed to be used as an important source of information for the purposes of the Supervisory Review and Evaluation Process. The results will assist competent authorities in assessing ING Group’s ability to meet applicable prudential requirements under stressed scenarios.

The adverse stress test scenario was set by the ECB/ESRB and covers a three-year time horizon (2023- 2025). The stress test has been carried out applying a static balance sheet assumption as of December 2022, and therefore does not take into account future business strategies and management actions. It is not a forecast of ING Group’s profits.

Under the hypothetical baseline scenario and EBA’s methodological instructions, ING Group would have a fully loaded common equity Tier 1 capital ratio (CET1) of 14.37% in 2025. Under the hypothetical adverse scenario and EBA’s methodological instructions, ING Group would have a fully loaded CET1 ratio of 8.92% in 2025.

We regularly run our own ING specific stress test and based thereon remain comfortable with our management buffer and our capital ratio target of around 12.5% CET1.

ING Group published an actual fully loaded CET1 ratio of 14.8% per 31 March 2023. For more information see the results on the EBA website.

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ING is a global financial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 58,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries.

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Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2022 ING Group consolidated annual accounts. All figures in this document are unaudited. Small diﬀerences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) ongoing and residual eﬀects of the Covid-19 pandemic and related response measures on economic conditions in countries in which ING operates (3) changes aﬀecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of financial markets, including in Europe and developing markets (6) fiscal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) inflation and deflation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non-compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) ING’s ability to meet minimum capital and other prudential regulatory requirements (16) changes in regulation of US commodities and derivatives businesses of ING and its customers (17) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (18) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (19) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (20) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (21) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (22) changes in general competitive factors, including ability to increase or maintain market share (23) inability to protect our intellectual property and infringement claims by third parties (24) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (25) changes in credit ratings (26) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG-related matters (27) inability to attract and retain key personnel (28) future liabilities under defined benefit retirement plans (29) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (30) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (31) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

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Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  EBA reports on outcome of 2023 EU-wide stress test  (https://ml-eu.globenewswire.com/Resource/Download/fb5cd344-9851-46ad-8f68-466d0768e188)